Filed by Elan Corporation, plc
pursuant to Rule 425 of the
Securities Act of 1933 and
deemed filed pursuant to
Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Alkermes, Inc.
Commission File No.: 001-14131

Alkermes Contacts:
For Investors:	Rebecca Peterson, (781) 609-6378
For U.S. Media:	Barbara Yates, (781) 609-6321
For EU Media:	Mike Sinclair +44 20 7318 2955

Elan Contacts:
For Investors:	Chris Burns, (800) 252-3526
David Marshall, +353 1 709 4444
For EU Media:	Niamh Lyons, +353 1 663 3600
For U.S. Media:	(866) 964-8256
ALKERMES TO MERGE WITH ELAN DRUG TECHNOLOGIES
TO CREATE ALKERMES PLC
— Creates a Leader in CNS Therapeutics with Growth Driven by Five Major
Commercial Products and Proprietary Product Pipeline —
— Transaction Immediately Accretive to Cash Earnings; Alkermes plc to be
Immediately Profitable on a Cash Basis with Growing Revenues in Excess of $450 Million
Annually —
— Transaction Valued at Approximately $960 Million, with Elan to Receive $500 Million Cash and
25% Equity Stake in Alkermes plc —
WALTHAM, Mass. and DUBLIN, Ireland, May 9, 2011 — Alkermes, Inc. (NASDAQ: ALKS) and Elan Corporation, plc (NYSE: ELN) today announced the execution of a definitive agreement under which Alkermes will merge with Elan Drug Technologies (EDT), the profitable, world-class drug formulation and manufacturing business unit of Elan, in a cash and stock transaction currently valued at approximately $960 million. Alkermes and EDT will be combined under a new holding company incorporated in Ireland. This newly created company will be named Alkermes plc.
The transaction is expected to be immediately accretive to cash earnings and accelerates Alkermes’ path to building a sustainably profitable biopharmaceutical company with expertise in developing treatments for central nervous system (CNS) diseases and a broad, diversified portfolio of products and pipeline based on proprietary science and technologies. Alkermes plc will have diverse revenue streams from 25 commercialized products, with future near-term growth expected to be driven by five major products: RISPERDAL® CONSTA®, INVEGA® SUSTENNA®, AMPYRA®, VIVITROL® and BYDUREON™. The combined company is expected to have growing product, royalty and manufacturing revenues in excess of $450 million annually and resources to prudently invest in an innovative pipeline of proprietary drugs.
“The merger will be financially transformative and create a profitable, global biopharmaceutical company with a diversified CNS product portfolio and a strong foundation for growth,” stated Richard Pops, Chief Executive Officer of Alkermes. “Both companies have a proven track record as innovators. This merger will bring the scale and resources for strategic and balanced investment across the whole product continuum, from R&D innovation to clinical development, to world-class manufacturing and commercial expansion. We’re looking forward to working with the EDT team to accelerate growth and to create value for our shareholders and the patients we serve.”
Kelly Martin, Chief Executive Officer of Elan plc commented that “upon closing, this transaction aggressively advances a number of long-standing strategic and financial objectives for Elan. Namely, it enables us to reduce the debt on our balance sheet and further improve our capital structure, increases operating leverage, allows for additional focus and continued disciplined investment in a broad array of opportunities within the neurology space from a scientific, clinical and product point of view and lastly, provides Elan shareholders with the opportunity to realize further value — over time — from the equity position in Alkermes plc.”
“The combination of Alkermes and EDT is a strong strategic fit at the right time when both businesses are strong and positioned for growth. With EDT’s two recently approved drugs, INVEGA SUSTENNA and AMPYRA, driving revenue growth, the EDT business is an ideal complement to Alkermes’ portfolio of approved and development-stage drugs,” stated Shane Cooke, Executive Vice President and Head of EDT. “This combination creates opportunities for our employees and provides a platform for future growth.”

Strategic and Financial Benefits of the Transaction

Alkermes plc will have the following strengths:
•	Immediate profitability on a cash earnings basis and diversified, growing revenues from 25 commercial products;

•	Robust revenue growth with expected Adjusted EBITDA[1] margin expansion;

•	Five high-growth commercial products (RISPERDAL CONSTA, INVEGA SUSTENNA, AMPYRA, VIVITROL and BYDUREON), all with long patent lives and significant growth potential in large therapeutic areas. In particular, two of these products, RISPERDAL CONSTA and INVEGA SUSTENNA, both commercialized by Johnson & Johnson, represent two very important long-acting injectable atypical antipsychotic medications for schizophrenia and bipolar I disorder;

•	A strong, CNS-focused pipeline of proprietary and partnered product candidates in clinical development, including several late-stage proprietary product candidates;

•	Complementary new drug development capabilities that leverage proprietary science and innovative medicinal chemistry capabilities. Proprietary technologies include EDT’s NanoCrystal® technology for poorly water soluble drug compounds; EDT’s proprietary technologies for oral controlled release drugs and Alkermes’ long-acting injectable drug technologies; and

•	GMP manufacturing facilities in Wilmington, Ohio, Gainesville, Ga., and Athlone, Ireland, with world-class capabilities for producing complex drug products.
Transaction Terms
In connection with the transaction, which was approved by the boards of Elan and Alkermes, at closing, Elan will receive $500 million in cash and 31.9 million ordinary shares of Alkermes plc common stock. Alkermes and Elan will enter into a shareholder agreement that, among other things, contains a lockup, standstill and voting agreement for Elan’s shares of Alkermes plc. Existing shareholders of Alkermes, Inc. will receive one ordinary share of Alkermes plc in exchange for each share of Alkermes, Inc. they own at the time of the merger. Alkermes plc shares will be registered in the U.S. and are expected to trade on the NASDAQ exchange. The transaction is expected to be taxable to existing Alkermes, Inc. shareholders. Alkermes has obtained a commitment from Morgan Stanley & Co. and HSBC to provide up to $450 million of term loans to finance the transaction.
Financial Guidance
On a trailing 12-month basis as of March 31, 2011, the combined company would have had pro forma revenues of approximately $450 million and Adjusted EBITDA of approximately $80 million. On a pro forma basis, revenues are expected to grow in fiscal year 2012 and reach double digit growth rates in fiscal year 2013 and beyond. Pro forma Adjusted EBITDA margins for fiscal year 2012 are expected to be in the 15-20% range, yielding pro forma Adjusted EBITDA of between $70 million and $90 million. Pro forma Adjusted EBITDA margins are expected to expand to 30-35% in fiscal year 2013 and beyond. While synergies are not the main driver of the transaction, approximately $20 million of annual synergies in U.S. operations have been identified and are expected to be fully realized by fiscal year 2013. Alkermes plc will be headquartered in Dublin, Ireland, creating a financially and legally efficient structure.
Leadership
Richard Pops, currently Chairman, President and Chief Executive Officer of Alkermes, will serve as Alkermes plc’s Chairman and Chief Executive Officer, and Shane Cooke, currently Executive Vice President and Head of EDT, will join Alkermes plc as President. Alkermes plc’s board will consist of members of the current board of Alkermes, Inc. Elan has the right to appoint one independent director to the board of Alkermes plc, contingent upon Elan’s maintenance of at least 10% ownership in Alkermes plc.
Approvals
The transaction is subject to approval by Alkermes’ stockholders and the satisfaction of customary closing conditions and regulatory approvals, including antitrust approvals in the U.S. The transaction is expected to close during the third quarter of calendar 2011.
Advisors
Alkermes’ financial advisor is Morgan Stanley & Co. Incorporated, and its legal advisors are Cleary Gottlieb Steen & Hamilton LLP (New York) and Arthur Cox (Dublin). Elan’s financial advisors for this transaction are Citigroup and Ondra Partners, and its legal advisors are Cahill Gordon & Reindel LLP (New York) and A&L Goodbody (Dublin).

Conference Calls
•	Alkermes will host a conference call at 8:30 a.m. ET (1:30 p.m. BST) on Monday, May 9, 2011, to discuss this transaction. The conference call may be accessed by dialing 1-888-424-8151 for U.S. callers and 1-847-585-4422 for international callers. The conference call ID number is 6037988. In addition, a replay of the conference call will be available from 11:00 a.m. ET (4:00 p.m. BST) on Monday, May 9, 2011, through 5:00 p.m. ET (10:00 p.m. BST) on Monday, May 16, 2011, and may be accessed by visiting Alkermes’ website or by dialing 1-888-843-7419 for U.S. callers and 1-630-652-3042 for international callers. The replay access code is 6037988.

•	Elan plc will host a conference call at 10:00 a.m. ET (3:00 p.m. BST) on Monday, May 9, 2011 to discuss this transaction. This event can be accessed by visiting Elan’s website at www.elan.com and clicking on the Investor Relations section, then on the event icon. Following the live webcast, an archived version of the call will be available at the same URL.
Because this transaction as to Elan is deemed a Class 2 transaction under the Listing Rules of the Irish Stock Exchange (ISE), Elan has issued a further regulatory announcement [via the RNS] containing certain additional prescribed disclosures relating to EDT and the transaction, detailing the proposed management changes in accordance with the requirements of the Listing Rules of the Irish Stock Exchange, and containing further information in connection with the transaction which is of relevance to Elan bondholders. This regulatory announcement will be filed with the U.S. Securities and Exchange Commission (SEC) on a Form 6-K, and will also be accessible on www.elan.com.
About Alkermes
Alkermes, Inc. is a fully integrated biotechnology company committed to developing innovative medicines to improve patients’ lives. Alkermes developed, manufactures and commercializes VIVITROL® for alcohol and opioid dependence and manufactures RISPERDAL® CONSTA® for schizophrenia and bipolar I disorder. Alkermes’ robust pipeline includes extended-release injectable and oral products for the treatment of prevalent, chronic diseases, such as central nervous system disorders, addiction and diabetes. Headquartered in Waltham, Massachusetts,

Alkermes has a research facility in Massachusetts and a commercial manufacturing facility in Ohio. For more information, please visit Alkermes’ website at www.alkermes.com.
About Elan Drug Technologies
Elan Drug Technologies (EDT), one of the world’s leading drug delivery businesses, is a business unit of Elan (NYSE:ELN). As a fully integrated drug delivery business, Elan Drug Technologies delivers clinically meaningful benefits to patients, by using its extensive experience and proprietary delivery technologies in collaboration with pharmaceutical companies. For over 40 years, Elan Drug Technologies has been, and continues to be, a drug delivery provider of choice for a broad range of pharmaceutical companies, including many of the world’s leading pharmaceutical companies. To date, over 40 products have been developed using EDT’s technologies and are used by millions of patients each day. For more information, go to www.elandrugtechnologies.com.
About Elan Corporation, plc
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.
Additional Information
In connection with the proposed merger, Alkermes plc will file with the SEC a registration statement that will include a preliminary prospectus regarding the proposed merger and Alkermes, Inc. will file with the SEC a proxy statement in respect of the proposed merger. The definitive proxy statement/prospectus will be mailed to the stockholders of Alkermes, Inc. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALKERMES, INC. AND EDT AND THE PROPOSED TRANSACTION. Investors may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about EDT and Alkermes, Inc., without charge, at the SEC’s website at

www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from Elan’s website www.elan.com or Alkermes, Inc.’s website at www.alkermes.com.
This communication does not constitute an offer to sell, or the solicitation of an offer to sell, or the solicitation of an offer to subscribe for, or buy, any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
Participants in Solicitation
This communication is not a solicitation of a proxy from any Alkermes shareholder. Alkermes, Inc. and its directors, officers and certain other members of management may, however, be deemed to be participants in the solicitation of proxies from Alkermes, Inc.’s shareholders in respect of the proposed merger. Information about these persons can be found in Alkermes, Inc.’s Annual Report on Form 10-K for the year ended March 31, 2010, as filed with the SEC on May 21, 2010. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the proxy statement/prospectus to be filed with the SEC in connection with the proposed merger. Investors can obtain free copies of these documents as described above.
Note Regarding Forward-Looking Statements
This document includes forward-looking statements as defined by the SEC. All statements, other than statements of historical fact, included herein that address activities, events or developments that Elan, EDT, Alkermes plc or Alkermes, Inc. expects, believes or anticipates will or may occur in the future, including anticipated benefits and other aspects of the proposed merger, are forward-looking statements. These forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “forecast,” “project,” “plan,” or similar expressions. The ability of Elan, EDT, Alkermes plc and Alkermes, Inc. to predict results or the actual effect of future plans or strategies is inherently uncertain and actual results may differ from those predicted. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the merger will not be completed because of the failure of one or more conditions, the possibility that the anticipated benefits from the proposed merger cannot or will not be fully realized, the possibility that costs or difficulties related to integration of the two companies will be greater than expected, the impact of competition and other risk factors included in the reports filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

[1]	Adjusted EBITDA, a non-GAAP measure of operating results, is defined as net income or loss plus or minus net interest expense, provision for income taxes, depreciation and amortization of costs and revenue, share-based compensation expense, legal settlement gain and other net charges, including charges arising from this transaction. Adjusted EBITDA is not presented as, and should not be considered an alternative measure of, operating results or cash flows from operations, as determined in accordance with U.S. GAAP. It is anticipated that Adjusted EBITDA will be used to evaluate the operating performance of the combined business. Adjusted EBITDA, as defined here, may not be comparable to similarly titled measures reported by other companies.
VIVITROL® is a trademark of Alkermes, Inc. RISPERDAL® CONSTA® is a trademark of Janssen-Cilag group of companies. INVEGA® SUSTENNA® is a trademark of Johnson & Johnson Corporation. BYDUREON™ is a trademark of Amylin Pharmaceuticals, Inc. AMPYRA® is a trademark of Acorda Therapeutics, Inc. NanoCrystal® is a trademark of Elan Pharma International Limited, Ireland, a subsidiary of Elan Corporation plc.
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